Exhibit 21.1

T20 Holdings Pte. Ltd.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Twenty20 Energy Systems Pte. Ltd.	Singapore
Twenty20 Power Pte. Ltd.	Singapore
Pacific Residential Holdings Limited	Papua New Guinea
T20 Group Limited	Papua New Guinea
T20 Generation Limited	Papua New Guinea
Pawa Generation PNG Limited	Papua New Guinea
Bougainville Energy Limited	Papua New Guinea